October 11, 2024

VIA E-mail

Beau Yanoshik
Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
Washington, DC 20004-2541

         Re: SSGA Active Trust
             Post-Effective Amendment on Form N-1A
             File Nos. 333-173276, 811-22542

Dear Mr. Yanoshik:

         On September 10, 2024, you filed a post-effective amendment pursuant to Rule 485(a)
under the Securities Act, on behalf of SSGA Active Trust (the    Trust   ), to
register the SPDR
SSGA Apollo IG Public & Private Credit ETF (   the Fund   ) as a new series of
the Trust. We
have reviewed the registration statement and have provided our comments below. Where a comment is made with regard to disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

           Due to the novel nature of the Fund and significant factual and legal questions related to the structure and operations of the Fund, please be prepared to delay scheduled effectiveness
of the Fund   s registration statement until all questions and issues raised by the Staff are resolved.
Please provide your responses to the Staff   s comments by filing
correspondence on Edgar.
Please also notify the Staff of such filing via email and include a blacklined copy of the registration statement showing any changes from the initial filing of the registration statement.

Supplemental Questions and Requests for Information

1. Please provide us with a copy of the Liquidity Agreement. To the extent the agreement does not, please also describe:
           a. how the parties will determine the actual price at which Apollo would buy the
              AOS Investments and how the intra-day executable bid is
determined;
           b. what will be the daily limit(s) of Apollo   s obligation to
provide executable
              quotations and/or repurchase AOS Investments, how such daily limit(s) will be determined, and what advance notice of the daily limit(s) the Adviser will receive;
           c. any qualifying circumstances under which Apollo would be exempt or excused from its obligation to buy (or sell) the AOS Investments; and Beau Yanoshik
Morgan, Lewis & Bockius LLP
Page 2

           d. if intra-day, executable bids represent a guarantee or commitment by the liquidity provider to purchase such investments. Is the contractual arrangement a credit enhancement on the AOS Investment for purposes of determination of
                 investment grade   ?
2. Please discuss whether the Liquidity Agreement might be prohibited by
Section 12(d)(3) of
   the Investment Company Act of 1940 (the    1940 Act   ).
3. Please provide or describe any additional written or oral agreement (and any other arrangement) between the Fund or the Adviser (or any of their affiliates) and Apollo (or any of its affiliates) related to the Fund.
4. The registration statement notes that    if Apollo is unable to meet its
contractual obligation to
   provide firm bids for AOS Investments, the Fund   s assets that were deemed
liquid by the
   Adviser may become illiquid.
           a. Assuming for purposes of this question that Apollo   s
contractual commitment can
              render the AOS investments liquid under rule 22e-4 of the 1940 Act, and considering the concentration of liquidity risk in a single counterparty that such an
              approach would raise, what remedial measures does the Fund   s
Liquidity Risk
              Management Program under rule 22e-4 contemplate for situations where Apollo is not able to meet its contractual obligation to provide executable firm bids?
           b. Please also provide us with a copy of the Fund   s Liquidity Risk
Management
              Program.
5. We note the Fund   s name includes a reference to Apollo. Given Apollos
role as a liquidity
   provider to the Fund, please address why it is appropriate to include Apollo in the name of
   the Fund, including how the use of Apollo in the Fund   s name is not
misleading under
   section 35(d) of the Investment Company Act. Please also provide us with a copy of the
   licensing agreement for the Fund   s use of Apollo   s name.
6. Please describe all of the services, roles and functions that Apollo (or any of its affiliates)
   will perform, or have, with respect to the Fund. Does the Fund plan to engage with any other
   service provider that would serve a role similar to Apollo   s, including
originating deals and
   committing to purchase portfolio securities?
7. Please describe any direct or indirect compensation that Apollo or its affiliates will provide or receive from the Fund, the Adviser, or any of their affiliates in relation to the Fund.
8. Please describe any communication between Apollo, the Adviser, or any of their affiliates regarding the launch of the Fund. Among others, we are interested in the topic of the communications, who initiated them, and when. Also, is Apollo (or any of its affiliates)
   bearing any of the expenses related to the launch of the Fund?
9. What percentage of the Fund   s Portfolio does the Adviser anticipate will
be comprised of
   AOS Investments? Does Apollo have a contractual obligation to identify and make available
   AOS Investments for the Fund to buy?
10. With respect to AOS Investments, please describe the process for Apollo sharing the investment opportunities with the Adviser. In particular:
 Beau Yanoshik
Morgan, Lewis & Bockius LLP
Page 3

           a. What type of information will Apollo or its affiliates share? Will Apollo or its affiliates provide any view to the Adviser, the Fund or their affiliates regarding the investment opportunities or otherwise discuss the opportunities with them?
              Or would they only provide a list of the opportunities and their terms?
           b. Who will negotiate the terms under which the Fund will participate in these investment opportunities? Will the Fund receive the same terms as Apollo, or its
              affiliated persons and Apollo   s clients, to the extent they
also participate in the
              opportunities?

           c. Does Apollo perform a similar role for other investment vehicles with which it does not have an advisory or sub-advisory relationship?
11. Will any personnel of Apollo or its affiliates serve in any capacity for the Adviser, the Fund or their affiliates?
12. In terms of the Fund   s investments in AOS Investments that are not
publicly traded, what
    form will they take?
           a. How will these investments be structured and what instruments will the Fund hold? For example, will investments be originated by Apollo or an affiliate of
              Apollo? Will the Fund use an SPV? Will it invest in bank loans through
              assignments or participants? Please provide specific examples and
a
              representative list of possible investments.
           b. Will AOS Investments be customized specifically for the Fund?
           c. Will Apollo negotiate or determine specific terms for the AOS investments it sources (e.g., debt covenants)?
13. We note that the Fund intends to invest in private funds, closed-end investment companies
    (   CEFs   ) structured as    interval funds,    or business development
companies (   BDCs   ) and
    to limit such investments to 15% of the Fund   s net assets. Will any of
these private funds,
    CEFs or BDCs be managed or sponsored by Apollo or its affiliates?

14. We have the following initial questions on valuation:

           a. Will the board of the Fund designate a valuation designee, as permitted by rule
              2a-5 under the 1940 Act, to perform fair value determination? If so, who will the designee be? In addition, if so, what records will be kept (and by whom) for purposes of compliance with Rule 31a-4 under the 1940 Act?
           b. Will Apollo or any of its affiliates be involved in the Fund   s
valuation process,
              and if so, how?
           c. Please describe the procedures for the Fund   s valuation of the
AOS Investments.
              To the extent the Fund relies on valuation inputs from Apollo and its affiliates, will the Fund supplement those inputs with inputs coming from others? If the
              Fund obtains other valuation inputs for AOS Investments, how will differences in valuation from that process will be resolved?
 Beau Yanoshik
Morgan, Lewis & Bockius LLP
Page 4

           d. The registration statement notes that    [s]ome portfolio
holdings, potentially a
              large portion of the Fund   s investment portfolio, may be valued
on the basis of
              factors other than market quotations.    Considering that the
Fund is required to
              strike NAV every day, and considering the Fund   s daily
portfolio disclosure
              pursuant to rule 6c-11 under the 1940 Act, please address how the Fund will fair value these positions daily.
           e. Given the nature of the asset class in which the Fund will invest, has the Fund considered that it might experience significant premiums or discounts as a result
              of uncertainties in the value of the Fund   s portfolio
securities?
               Please describe if the intra-day, executable bids provided by Apollo will be utilized in the valuation of investments held by the Fund. Please also describe how the nature of these quotes will be evaluated consistent with ASC 820-10-35-
               54M.
15. For Fund investments in private credit, please explain the Adviser   s/Fund
  s processes for
    monitoring the financial trends of each borrower on an ongoing basis to determine if it is meeting its respective business plan and to assess the appropriate course of action for each borrower, including (but not limited to):
           a. A description of the loan review and/or loan rating system and controls that identify, monitor, and manage asset quality problems in an accurate and timely manner;
           b. A description of the systems and controls in place to monitor loan covenants;
           c. Policies and procedures for placing loans on nonaccrual status;
and
           d. Policies and procedures for charging off loans.

16. Please describe precisely how the Fund plans to disclose its positions in AOS Investments on its website, as required under Rule 6c-11.
17. Will Apollo have any direct relationship with the Fund   s authorized
participants, given its
    sourcing obligations? If so, please describe any such relationship.
18. The Commission has taken the position that under rule 6c-11 (see Exchange-Traded Funds,
    Release No. 33-10695, at p.59 (Sep. 25, 2019)), an ETF can suspend creations only under extraordinary circumstances and only for a limited period of time. Have you considered whether there could be situations where the Fund will reach capacity with respect to its investment strategies (e.g., because of capacity issues in the markets for
the Fund   s portfolio
    securities or because of liquidity constraints applicable to the Fund), so that it might need to deviate from its investment strategies to avoid suspending creations?
19. The registration statement discloses that the Fund intends to invest in derivatives. Does the
    Fund intend to be a limited derivatives user under rule 18f-4 under the Investment Company
    Act or will the Fund otherwise rely on rule 18f-4to invest to a greater extent in derivatives?
    If the latter, what reference portfolio will the Fund use to measure compliance with the relative VaR limit under the rule?
 Beau Yanoshik
Morgan, Lewis & Bockius LLP
Page 5

20. What relevant experience do the intended portfolio managers of the Fund have in making investment decisions with respect to AOS Investments? In addition to relevant experience, what involvement will the portfolio managers for the Fund (and the Adviser in general) have in the determination of which AOS Investments would be suitable for the
Fund?
21. The registration statement states:    The Fund   s purchase and sale of AOS
Investments will be
    with Apollo as the counterparty for each AOS Investment, and the Adviser has the ability to determine whether to purchase and/or sell and therefore execute any or all AOS Investments with Apollo in its sole discretion.
           a. Please further elaborate on any limitations of the Fund   s
ability to transfer an
              AOS Investment to anyone other than Apollo. In particular, does this mean that the Fund will only be able to divest AOS Investments in a transaction with
              Apollo? If so:
                   i. How would the Fund divest a position if it could not agree on a price with
                      Apollo?
                  ii. How will the Adviser comply with its best execution obligations with respect to AOS Investments?
22. Do you anticipate Apollo, its affiliated persons or clients may also buy or redeem Creation
    Units from the Fund in exchange for Deposit Securities, or Redemption Securities, respectively? Could such in-kind transactions be preferrable from a tax or other perspective for Apollo (or its affiliated persons or clients) or for the Fund, when compared to buying or selling the same securities via portfolio transactions with the Fund?
23. Would the Adviser undergo a best execution analysis for in-kind transfers of securities to and from the Fund as part of the sale or redemption of Creation Units?
24. Does the Adviser expect AOS Investments to ever serve as Deposit Securities or Redemption
    Securities? If so, would this happen only for purchases or redemptions of Creation Units by
    Apollo or its affiliates or clients (via an authorized participant), or also by other persons?
25. Will Apollo receive non-public information related to the Fund   s
portfolio? If so, how will
    the Fund and the Adviser ensure that Apollo will not trade on such information, including via creations and redemptions with the Fund, portfolio transactions with the Fund, and in transactions with other parties?
Prospectus

Fund Summary     page 3

Fees and Expenses of the Fund (page 3)

26. Please supplementally provide a completed expense table and example for the Fund.
 Beau Yanoshik
Morgan, Lewis & Bockius LLP
Page 6

The Fund   s Principal Investment Strategy (page 3)
27. The last two sentences of the final paragraph discuss duration. Please clarify what is meant
    by    intermediate duration    and include an example of duration here, as
is provided in
    response to Item 9(c) (e.g., the value of a security with a duration of five years would generally be expected to decrease by 5% for every 1% increase in interest rates).
Principal Risks of Investing in the Fund (page 4)
28. Given the Fund   s intended investments, please consider including a risk
factor focused on
    private credit.
29. In Fluctuation of Net Asset Value, Share Premiums and Discounts Risk, please also disclose that bid/ask spreads may widen depending on market conditions and the liquidity of the
    Fund   s holdings. Similarly, please revise the discussion of Authorized
Participants, Market
    Makers and Liquidity Providers Concentration Risk in the Non-Principal Risks section on page 24 to also address the risk of widening bid-ask spreads.
30. We note the Portfolio Turnover Risk and Non-Diversification Risk disclosure in this section.
    Please confirm these will be principal risks of the Fund and if so, disclose in the Principal
    Strategies section that the Fund may engage in active and frequent trading of portfolio securities to achieve its principal investment strategy and that the fund is non-diversified fund and what that means for the Fund with respect to its investments.
Fund Performance (page 11)
31. Please supplementally identify the appropriate broad-based securities market index
    (   AMMSBI   ) that the Fund will utilize. Please note that the Fund will be required to comply
    with the new definition of ABBSMI found in Instruction 6 to Item 27A(d)(2) of Form N-1A.
Additional Strategies Information     page 12
32. The first sentence of this section states:    Please see    The Fund   s
Principal Investment
    Strategy    section under    Fund Summary    above for a complete
discussion of its principal
    investment strategies.    Please provide in this section the information
required by Item 9(b)
    of Form N-1A, including descriptions of how the Fund intends to achieve its investment objective, the principal investment strategies of the Fund, and the particular type or types of securities in which the Fund will principally invest. Please ensure that the principal strategies discussed in this section are summarized in the summary prospectus in response to
    Item 4(a) of Form N-1A.
Non-Principal Strategies (page 12)
33. The fourth sentence under Lending of Securities states that, to the extent the Fund receives cash collateral, the Adviser expects to invest it in a fund managed by the Adviser that invests in, among other thing, asset-backed securities and mortgage-related securities. Please revise to reflect that cash collateral will only be invested in short-term, highly-liquid instruments.
    We note that the discussion of Securities Lending Risk in the Non-Principal Risks section of the prospectus states that the Fund will limit the investment of cash collateral to high quality instruments of short maturity.
 Beau Yanoshik
Morgan, Lewis & Bockius LLP
Page 7

Additional Risk Information     page 13
Principal Risks (page 13)
34. A number of risks are included in this section as standalone principal risks, including
    Call/Prepayment Risk, Interest Rate Risk, Leveraging Risk, Reinvestment Risk, and
    Settlement Risk but are not included as standalone risks in the summary section of the prospectus. While we acknowledge that the concept of these risks may be broadly discussed within other principal risks, for clarity and consistency, please include these risks in the Fund
    Summary section if they are principal risks.
35. Please consider including Extension Risk as a sub-risk within Collateralized Debt
    Obligations Risk and Interval Fund Risk as a sub-risk within Closed-End Fund and BDC
    Investing Risk in this section to match their presentation in the Fund Summary section.
Part C

36. Please attach the Liquidity Agreement, and any similar agreements with other potential liquidity providers, as exhibits to the registration statement. See Item 28(h) of Form N-1A.


                                          *       *      *


Closing

        A response to this letter should be in the form of a supplemental correspondence filed on
EDGAR. If no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

        We remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

         Should you have any questions regarding this letter, please contact me at (202) 551-6765.

                                                      Sincerely,

                                                      /s/ Mark Cowan

                                                      Mark Cowan

cc:      Matthew Williams, Branch Chief
         Andrea Ottomanelli Magovern, Assistant Director
         Division of Investment Management - Chief Counsel   s Office
         Division of Investment Management - Analytics Office